UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cazoo Group Ltd

(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)

G2007L 105

(CUSIP Number)

Daniel S. Och

c/o Willoughby Capital Holdings, LLC

667 Madison Avenue

New York, NY 10065

(914) 787-7858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Daniel S. Och
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 137,326(1)
	8.	Shared Voting Power 31,104(2)
	9.	Sole Dispositive Power 137,326(1)
	10.	Shared Dispositive Power 31,104(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 23,616 shares of Class A Common Stock (“Class A Shares”) issuable in respect of 23,616 New Warrants issued in connection with the Exchange (as each is defined in Item 5 below).
(2)	Includes 26,632 Class A Shares issuable in respect of (i) 16,068 New Warrants issued in connection with the Exchange and (ii) 10,564 private placement warrants (“Private Placement Warrants” and together with the New Warrants, the “Warrants”).
(3)	Calculated based upon 4,891,002 Class A Shares outstanding as of December 7, 2023, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2023, as increased by 50,248 Class A Shares issuable in respect of (i) 39,684 New Warrants issued in connection with the Exchange and (ii) 10,564 Private Placement Warrants.

1.	Names of Reporting Persons Ajax I Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,104(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,104(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,104(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 26,632 Class A Shares issuable in respect of (i) 16,068 New Warrants issued in connection with the Exchange and (ii) 10,564 Private Placement Warrants.
(2)	Calculated based upon 4,891,002 Class A Shares outstanding as of December 7, 2023, as reported in the Issuer’s Report on Form 6-K filed with the SEC on December 7, 2023, as increased by 50,248 Class A Shares issuable in respect of (i) 39,684 New Warrants issued in connection with the Exchange and (ii) 10,564 Private Placement Warrants.

This Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on September 7, 2021, as amended by Amendment No. 1 thereto on March 4, 2022 (the “Original 13D,” and as amended by Amendment No. 2, the “Schedule 13D”), with respect to the Class A ordinary shares, par value $0.002 per share, (the “Class A Shares”) of Cazoo Group Ltd (the “Issuer”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 6, 2023, the Issuer performed a 100:1 reverse stock split (the “Reverse Split”) as part of its exchange offer, wherein the Issuer exchanged for the $630 million principal amount of Notes, (1) $200 million principal amount of the Issuer’s senior secured notes due 2027 and (2) new shares (“New Shares”) consisting of newly issued Class A Shares such that immediately following the consummation of the transactions, the holders of the Notes hold 92% of the Issuer’s outstanding Class A Shares (the “Exchange”). The Issuer also agreed to register the New Shares with the SEC for resale.

In connection with closing of the Exchange, the Issuer issued warrants exercisable on a 1:1 basis for Class A Shares in three tranches upon the Issuer meeting certain financial metrics (the “New Warrants”), and Daniel Och has resigned from the board of directors of the Issuer (the “Board”) and the Sponsor ceased to have a right to nominate a member of the Board.

Item 5. Interest in Securities of the Issuer.

Items 5(a-b) and 5(e) are hereby amended and restated to read as follows:

(a-b)

After giving effect to the Reverse Split and consummation of the Exchange, the Reporting Persons’ aggregate holdings are 168,430, which constitutes a beneficial ownership percentage of 3.4%. Such ownership calculations and those reported in boxes 13 were calculated assuming an aggregate 4,941,250 Class A Shares outstanding, based upon 4,891,002 Class A Shares outstanding as of December 7, 2023, as reported in the Issuer’s Report on Form 6-K filed with the SEC on December 7, 2023, as increased by 50,248 Class A Shares issuable in respect of (i) 39,684 New Warrants issued in connection with the Exchange and (ii) 10,564 private placement warrants.

(e)

As a result of the Exchange, as of December 6, 2023 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Investor Rights Agreement

In connection with the Exchange, on December 6, 2023, certain entities affiliated with the Reporting Persons entered into an investor rights agreement with the Issuer which provides the holders party thereto with certain tag-along and preemptive rights (the “Investor Rights Agreement”).

Registration Rights Agreement

On December 6, 2023, the Reporting Persons entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). The Registration Rights Agreement provides, among other things, that the Issuer’s existing resale shelf registration statement will remain outstanding for a specified period of time.

Item 7. Materials to be Filed as Exhibits

Exhibit 9	Investor Rights Agreement, dated as of December 6, 2023, by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein (incorporated by reference to Exhibit 99.8 to the Issuer’s Report on Form 6-K filed with the SEC on December 7, 2023).

Exhibit 10	Registration Rights Agreement, dated as of December 6, 2023, by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein (incorporated by reference to Exhibit 99.9 to the Issuer’s Report on Form 6-K filed with the SEC on December 7, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023

Daniel S. Och

/s/ Daniel S. Och
Daniel S. Och

Ajax I Holdings, LLC

/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President